UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Haleon plc
(Exact name of registrant as specified in its charter)

England and Wales	001-41411
(State or other jurisdiction	(Commission
of incorporation or organization)	File Number)

Building 5, First Floor, The Heights, Weybridge, Surrey	KT13 0NY, United Kingdom
(Address of principal executive offices)	(Zip Code)

Amanda Mellor
Company Secretary
Haleon plc
+44 20 8047 5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Haleon plc (together with its consolidated subsidiaries, “Haleon”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2022 to December 31, 2022 (the “Reporting Period”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: www.haleon.com/who-we-are/Governance/codes-policies-and-standards.

The Rule generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: cassiterite; columbite- tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under the Rule regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).

Haleon is a world-leading consumer health company that researches and develops a broad range of innovative products in five global market categories: Oral Health; Vitamins, Minerals and Supplements; Pain Relief; Respiratory Health; and Digestive Health and Other. Haleon obtains (i) materials from suppliers for manufacturing purposes (“suppliers”) and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by Haleon.

Pursuant to the Rule, we conducted in good faith a technical review of Haleon’s products and surveyed our suppliers and CMOs for the calendar year 2022 to determine whether 3TGs were present in our products. Based on this survey, we identified (i) one supplier that supplied materials containing 3TGs to Haleon (the “Covered Supplier”) and (ii) five CMOs that supplied products containing 3TGs to Haleon (the “Covered CMOs”), where such 3TGs were necessary to the functionality or production of such materials or products.

Reasonable Country of Origin Inquiry

For those products that did contain 3TGs, we conducted in good faith a reasonable country of origin inquiry that Haleon believes was reasonably designed to determine whether any 3TG necessary to the functionality or production of these materials or products originated in the covered countries or was not from recycled or scrap sources. For any materials or products containing 3TGs, Haleon provided a questionnaire (“3TG Supplier Declaration”) to the Covered Supplier and Covered CMOs to gather information regarding the presence and sourcing of 3TG in its products during the Reporting Period.

The Covered Supplier provided Haleon with a completed Conflict Minerals Reporting Template published by the Responsible Minerals Initiative (“CMRT”). In its completed CMRT, the Covered Supplier reported that 100% of its suppliers provided a response to its supply chain survey, and confirmed that (i) 100% of the 3TG contained in products supplied to Haleon originated from recycled or scrap sources and (ii) none of the smelters in its supply chain sources 3TG from conflict-affected and high-risk areas. The Covered Supplier also provided its internal conflict minerals policy confirming its commitment to the responsible sourcing of 3TG and to compliance with the Rule.

Each of the five Covered CMOs provided Haleon with a completed 3TG Supplier Declaration covering the Reporting Period. In their completed 3TG Supplier Declarations, each of the Covered CMOs confirmed that the 3TG contained in products supplied to Haleon either (i) did not originate in the covered countries or (ii) are from a recycled or scrap source. Two of the Covered CMOs also provided Haleon with completed CMRTs confirming that none of the smelters in their supply chains source the 3TG from the covered countries. Haleon also followed up with each of the remaining Covered CMOs to request further documentation supporting the confirmations set forth in its 3TG Supplier Declaration, including any declarations it had obtained from its suppliers regarding the origin of the identified 3TGs and information regarding its internal conflict minerals policies or verification processes.

On the basis of the reasonable country of origin inquiry described above, Haleon has no reason to believe that any of the 3TGs contained in our products during the Reported Period that are within the scope of the Rule originated in the covered countries or were not from recycled or scrap sources.

Item 1.02 Exhibit

N/A.

Section 2 – Exhibits

Item 2.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HALEON PLC
(Registrant)
By:	/s/ Bart Derde	Date: May 26, 2023
Bart Derde Chief Supply Chain Officer

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